FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

April 4, 2005

PETROBRAS ENERGIA PARTICIPACIONES S.A.

(formerly PEREZ COMPANC S.A. and PC HOLDING S.A.)

(Exact Name of Registrant as Specified in its Charter)

Maipú 1, Piso 22

(1084)  Buenos Aires, Argentina

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes      No  X

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82

N/A

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Buenos Aires, April 4, 2005

Messrs.

ARGENTINE SECURITIES COMMISSION

Buenos Aires________________________.

Re.:

Summary of Ordinary and Extraordinary Shareholders Meeting held on March 31st, 2005

Dear sirs,

We are pleased to address you, pursuant to the Listing Regulations, in order to submit a summary of the resolutions adopted with respect to each item of the Agenda of the Ordinary and Extraordinary Shareholders Meeting of Petrobras Energía Participaciones S.A. held on March 31st, 2005 at 3.30 p.m. at the 2nd Underground of the corporate premises located at Maipú 1, City of Buenos Aires.

The meeting was held with the presence of 30 shareholders, of which 24 shareholders were present in person, while the remaining 6 shareholders were represented.  The aforesaid 30 shareholders represented a capital stock of a nominal value of $ 1,597,851,089 entitled to 1,597,851,089 votes, and a quorum of 74.94%.

The resolutions adopted were:

1)

The Meeting approved by majority vote, with 13,029,330 abstentions and 31,621 nays, the Annual Report and Summary of Activities, Inventory, General Balance Sheet, Income Statement, Statement of Changes in Shareholders Equity, Cash Flow Statement, Notes and Supplementary Exhibits of the Balance Sheet and the English version of the aforesaid documents; the Auditor’s Report, the Report of the Supervisory Committee and Additional Information required by Section 68 of the Regulations of the Stock Exchange and the performance of the Management Board and Supervisory Committee, corresponding to the fiscal year ended December 31st, 2004.

2)

The Meeting approved, by majority vote with 2,000 abstentions and 31,621 nays, that fiscal year profits in the amount of $ 677,514,000 (Six Hundred and Seventy Seven Millions Five Hundred Fourteen Thousand Pesos), be charged to the statutory reserve, in the sum of $ 33,875,700 (Thirty Three Millions Eighth Hundred and Seventy Five Thousand Seven Hundred Pesos) corresponding to 5% of the fiscal year profits and to a new account, the remaining sum of $ 643,638,300(Six Hundred Forty Three Millions Six Hundred and Thirty Eight Three Hundred Pesos). As a result thereof, the balance remaining in the account of retained earnings amounts to the sum of $ 643,638,300 (Six Hundred Forty Three Millions Six Hundred and Thirty Eight Three Hundred Pesos).

3)

The Meeting approved by majority vote, with 33,421 abstentions and 121,200 nays, that the body of Regular Directors be fixed in the number of nineteen (19) and the body of Alternate Directors be fixed in the number of two (2), the structure of the board being as follows: José Eduardo de Barros Dutra, Néstor Cuñat Cerveró, José Sergio Gabrielli de Azevedo, Paulo Roberto Costa, Oscar Aníbal Vicente, Alberto da Fonseca Guimarães, Cedric Bridger, Decio Fabricio Oddone da Costa, Ildo Luis Sauer, Guilherme de Oliveira Estrella, Renato de Souza Duque, Héctor Daniel Casal, Daniel Maggi, Carlos Alberto Pereira de Oliveira, Nicolás Perkins, Roberto Alejandro Fortunati, Luiz Augusto Marciano da Fonseca, Alberto Javier Saggese and Luis Miguel Sas, as Regular Directores and Vilson Reichemback da Silva and Pablo Cavallaro as Alternate Directors. In accordance with Resolution No. 368/2001 of the Argentine Securities Commission, it was put on record that Roberto Alejandro Fortunati, Nicolás Perkins and Pablo Cavallaro shall be independent directors. The other nominees shall not be independent directors pursuant to the aforesaid rule. Independent Regular Directors shall be replaced by an independent Alternate Director and Regular Directors that are not independent shall be replaced by an Alternate Director that is not independent.

4)

The Meeting appointed, by majority vote, with 154,421 abstentions and 200 nays Rogelio Norberto Maciel, Justo Federico Norman and Juan Carlos Cincotta as regular members of the Supervisory Commission and Olga Margarita Morrone de Quintana, Mariana Paula Ardizzone and María Laura Maciel as alternate members. In accordance with Resolution No. 368/2001 of the Argentine Securities Commission, the independent capacity of the public accountants was put on record, in the terms of Technical Resolution No. 15 of the Argentine Association of Professional Councils in Economic Sciences.  It was informed that Juan Carlos Cincotta and Olga Margarita Morrone de Quintana are public accountants and are independent, in the terms of Technical Resolution No. 15 of the Argentine Association of Economic Sciences Professional Councils.  Olga Margarita Morrone de Quintana is a member of the firm Estudio Morrone de Quintana, Seoane & Quintana, which firm maintains a professional relationship with, and is paid fees by, the Company and other companies within the group. Justo Federico Norman, Rogelio Norberto Maciel, Mariana Paula Ardizzone and María Laura Maciel are attorneys-at-law and work for the firm Estudio Maciel, Norman & Asociados, which firm maintains a professional relationship with, and is paid fees by, the Company and other companies within the group.

5)

The Meeting approved, by majority vote, with 154,421 abstentions and 8,450 nays the sum of $ 108,900 (One Hundred Eight Thousand Nine Hundred Pesos) in concept of Board of Directors fees, which fees are in agreement with the duties and responsibilities of its members, the time devoted to the performance of their duties and the fair market value of the services rendered.  Moreover, the Meeting approved the sum of $  54,289 (Fifty Four Thousand Two Hundred and Eighty Nine Pesos) in concept of fees to the members of the Supervisory Committee, which fees are fair and in agreement with the duties to be performed and responsibilities to be assumed.

6)

The Meeting approved, by majority vote, with 33,421 abstentions and 8,450 nays to fix the sum of $ 99,872 (Ninety Nine Thousand Eight Hundred and Seventy Two Pesos) as fees of the firm Estudio Pistrelli, Henry Martin y Asociados S.R.L., a member of Ernst & Young, which firm, through its representative accountant, Dr. Enrique Carlos Grotz, certified the general balance sheet as of December 31, 2004. Furthermore, I propose that Enrique Carlos Grotz, be appointed to certify the general balance sheet of the next fiscal year, in its capacity as regular auditor, and that accountants Ezequiel Alejandro Calciati and Pablo Gabriel Decundo, be so appointed in their capacity as alternate auditors, who shall represent the firm Estudio Pistrelli, Henry Martin y Asociados S.R.L., in order for them to discharge the aforesaid duties in accordance with the provisions of Executive Order 677/2001 and further regulatory resolutions

7)

The Meeting approved, by majority vote, with 154,421 abstentions and 200 nays, the sum of $ 159,000 (One Hundred Fifty Nine Thousand Pesos) in concept of budget of the Auditing Committee

8)

The Meeting approved, by majority vote, with 46,421 abstentions and 42,721,680 nays to amend Section 10 of the Corporate Bylaws in accordance with the following text: “Section 10. “Each director shall post a bond to secure performance of its duties in accordance with applicable rules.  The minimum amount of the said bond shall not be less than $ 10,000 or of such amount as shall be fixed by current regulations and shall be maintained up to the expiration of a minimum 3-year term as from the termination of the relevant officer”

9)

The Meeting approved, by majority vote, with 200 nays that the Chairman should appoint the Shareholders who shall sign the Minutes, being accordingly appointed Ricardo Trucco and Guillermo Lolla.

The Meeting rose at 5.15 p.m.

Sincerely,

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROBRAS ENERGÍA PARTICIPACIONES S.A.

Date: 04/04/2005

By: /s/  Daniel Casal

By: /s/ Luis M. Sas

Name: Daniel Casal

Name: Luis M. Sas

Title:   Attorney

Title:   Attorney